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October 17, 2012

BY EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Petaquilla Minerals Ltd.
Schedule 14D-1F filed September 28, 2012 by Inmet Mining Corp.
SEC File No. 005-50390

Dear Mr. Duchovny:

On behalf of our client, Inmet Mining Corporation (the “Company”), we hereby acknowledge receipt of the comment letter dated October 10, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Schedule 14D-1F (the “Schedule 14D-1F”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.  Capitalized terms used in this letter not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1F.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MANNHEIM  |  MENLO PARK

MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Schedule 14D-1F

I. Eligibility Requirements

1.     Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Petaquilla Minerals. See Instruction 3 to I.A. of Schedule 14D-1F.

Response:  Pursuant to Instruction 3 to I.A. of Schedule 14D-1F, U.S. holders are presumed to hold less than 40% of the subject class of securities, unless (a) the aggregate trading volume of that class on national securities exchanges in the United States and on NASDAQ exceeded its aggregate trading volume on securities exchanges in Canada and on the Canadian Dealing Network, Inc. (“CDN”) over the 12 calendar month period prior to commencement of the offer (based on volume figures published by such exchanges, NASDAQ and CDN), (b) the most recent annual report or annual information form filed or submitted by the issuer with securities regulators of Ontario, Quebec, British Columbia or Alberta (or, if the issuer is not a reporting issuer in any of such provinces, with any other Canadian securities regulator) or with the Commission indicates that U.S. holders hold 40% or more of the outstanding subject class of securities, or (c) the bidder has actual knowledge that the level of U.S. ownership equals or exceeds 40% of such securities.

With respect to condition (a), the Shares are not traded, and have not traded in the last 12 months, on any national securities exchange in the United States or the NASQAQ, and have only traded on the Toronto Stock Exchange during such time.

With respect to condition (b), the most recent annual report filed by Petaquilla Minerals Ltd. (“PTQ”) with the British Columbia Securities Commission and the Commission indicates that U.S. holders held approximately 35.37% of the total issued and outstanding securities of PTQ as at July 31, 2012.

As to condition (c), the Company has no actual knowledge that the level of U.S. ownership equals or exceeds 40% of the Shares. In reaching its view as to the actual level of U.S. ownership, the Company also requested and reviewed a list of registered shareholders, dated September 5, 2012, and a list of Canadian Non-Objecting Beneficial Owners (“NOBO list”), dated July 17, 2012, from PTQ and Computershare Investors Services, the registrar and transfer agent for the Shares.

II. Compliance with the Exchange Act

2.     Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Response:  In making the Offer, the Company has complied with all Canadian federal, provincial and territorial laws, regulations and policies applicable to the Offer. The Company has not been granted any waivers or exemptions with respect to the Offer from applicable Canadian securities regulatory provisions imposing requirements that otherwise would be prescribed by Regulation 14D or 14E of the Commission.

The Company acknowledges that:

•          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provide to the Staff in the Staff’s review of the filings or in response to the Staff’s comments to such filings.

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this letter to the undersigned at 416-360-2974.

Sincerely,

/s/ Jason R. Lehner

Jason R. Lehner

cc:	Steven Astritis
Sheldon Vanderkooy
Inmet Mining Corporation
Garth M. Girvan
McCarthy Tétrault LLP